Exhibit 99.4

JDS1, LLC

2200 FLETCHER AVENUE, SUITE 501

FORT LEE, NEW JERSEY 07024

January 26, 2022

Catalyst Biosciences, Inc.

611 Gateway Boulevard, Suite 710

South San Francisco, California 94080

Attention: Governance and Nominating Committee

Andrea Hunt, Chair

Errol B. De Souza Ph.D., Member

Eddie Williams, Member

Attention: Board of Directors

Attention: Chief Financial Officer

Dear Board of Directors and Chair and Members of the Governance and Nominating Committee:

JDS1, LLC, CCUR Holdings, Inc., David Oros and certain of our affiliates (collectively “we”) are long-term investors of Catalyst Biosciences, Inc. (“CBIO” or the “Company”), owning more than 5% of the outstanding shares of the Company’s common stock. Our ownership position makes us one of CBIO’s largest current shareholders. Our long-term engagement with the Company is further described in our public filings with the Securities and Exchange Commission (“SEC”).

Recent precipitous declines in the price of the common stock and destruction of shareholder value have heightened our focus on governance of the Company and the rights of shareholders.

We attribute the ongoing destruction of shareholder value to mismanagement and numerous ongoing governance failures.

To be very clear, more than seven weeks ago we submitted the names and biographical information of three highly qualified director candidates with board experience and deep financial expertise. For seven weeks no meaningful response was received from the Company. We have seen no direct engagement from the Board or Governance and Nominating Committee (“Governance Committee”) and no Board level efforts to assess the qualifications of these candidates despite urgent need for change. We believe that the Company’s standing independent Governance Committee has the duty to consider director candidates recommended by shareholders, and we look to the Governance Committee to fulfill its duties. In particular, we see no authority for apparent efforts by the CEO as an inside, non-independent director to take over the role of screening director candidates.

Boardroom Representation

The Governance Committee has responsibility under its Charter to “identify individuals qualified to become directors and … recommend director nominees to the Board of Directors.”

We consider the Board to be in dire need of refreshment and look to the Board, and especially the Governance Committee, to add fresh shareholder representation and greater financial expertise on the Board. The status quo has failed to deliver any viable strategic alternatives, as reflected in the falling stock price.

After an unexplained delay of seven weeks, we seek immediate substantive response from the Governance Committee and Board-level action to voluntarily add three shareholder nominees to the Board in place of existing directors. Immediate action to change Board composition would improve alignment with the interests of shareholders and signal a commitment to shareholder value and oversight on the part of the Board and the Governance Committee. Needless to say, a lack of substantive response, or the apparent delegation of the nomination process to the CEO as a non-independent director, signals the opposite.

Governance Oversight Critical Now

We seek meaningful long-term governance reforms as well as immediate changes to Board composition. In particular, there can be no justification for a classified Board in which directors serve staggered, three-year terms at a time when accountability is critical. Governance reform falls squarely within the oversight responsibilities of the Governance Committee under its Charter, and we look directly to the members of the Governance Committee named above to fulfill their duties under the Charter.

In addition to fostering a culture of Board entrenchment and non-responsiveness to shareholder candidates, the classified Board at CBIO appears subject to manipulation. The 2021 proxy statement filed by CBIO with the SEC discloses that the CEO was reassigned to a different director class. Apparently his term as a director was extended by two years, with the effect that he did not stand for reelection in 2021 when his term expired as a Class III director: “Effective immediately prior to the Annual Meeting, Dr. Usman was reclassified as a Class II director.” The extension of a director term for the benefit of an inside and non-independent director, with the effect of denying shareholders the opportunity to vote, violates all principles of corporate governance. We question the role of the Board and the Governance Committee in authorizing this reclassification of Dr. Usman and apparent extension of his term as director without shareholder approval.

Conclusion

We would prefer to work together to add refreshed, seasoned and effective shareholder representation on the Board, as an initial measure to restore investor confidence. We believe the Board can improve credibility with investors by engaging with us, as one of the Company’s largest shareholders.

Sincerely,

/s/ Julian Singer

Julian Singer
Managing Member, JDS1 LLC